

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q/A
(Amendment No. 1)

☑ **QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the quarterly period ended June 30, 2015

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File No. **001-31354**

Lapolla Industries, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**13-3545304**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
Intercontinental Business Park **15402 Vantage Parkway East, Suite 322** **Houston, Texas**	**77032**
(Address of principal executive offices)	*(Zip Code)*

(281) 219-4700
(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   YES ☑ NO ☐

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. *See* the definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

  Large Accelerated Filer ☐   Accelerated Filer ☐   Non-Accelerated Filer ☐   Smaller Reporting Company ☑

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). YES ☐ NO ☑

The number of shares outstanding of the issuer's common stock, par value $0.01 per share, as of August 7, 2015, was 121,550,510.

Lapolla Industries, Inc. (the "Company," "we," "us," or "our") is filing this Amendment No. 1 on Form 10-Q/A (this "Amendment") to its quarterly report on Form 10-Q for the quarterly period ended June 30, 2015, which was originally filed on August 11, 2015 (the "Original Form 10-Q Filing") to amend (i) Item 1 in Part I, "Financial Statements—Note 13. Financing Instruments—(a) Loan and Security Agreement" and (ii) Item 2 in Part I, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Credit Facilities and Other Debt—Loan Agreement", each to disclose the amount of credit availability on our revolver loan (subject to borrowing base limitations) as of June 30, 2015 and 2014 as $2,349,619 and $1,544,941, respectively.

In accordance with Rule 12b-15 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), we have set forth the complete text of Items 1 and 2, which shall respectively amend and restate Items 1 and 2 in the Original Form 10-Q Filing in their entirety. Except as described above, no other changes have been made to the Original Form 10-Q Filing. This Form 10-Q/A speaks as of the filing date of the Original Form 10-Q Filing and has not been updated to reflect events occurring subsequent to the date of the Original Form 10-Q Filing. Accordingly, this Form 10-Q/A should be read in conjunction with the Original Form 10-Q Filing and our other filings with the SEC subsequent to the filing of the Original Form 10-Q Filing. As required by Rule 12b-15 promulgated under the Exchange Act, new certifications by the Company's principal executive officer and principal financial officer are filed as exhibits to this Amendment.

PART I — FINANCIAL INFORMATION

Item 1. Financial Statements.

LAPOLLA INDUSTRIES, INC.
INDEX TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

All schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are not applicable, and therefore have been omitted.

LAPOLLA INDUSTRIES, INC.
CONDENSED BALANCE SHEETS
(UNAUDITED)

		June 30, 2015		December 31, 2014
Assets				
Current Assets:				
Cash	$	—	$	—
Trade Receivables, Net		10,212,111		8,880,364
Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts		43,863		18,411
Inventories		6,585,225		5,268,025
Prepaid Expenses and Other Current Assets		628,049		1,149,279
Total Current Assets		17,469,248		15,316,079
Property, Plant and Equipment		1,206,683		1,364,613
Other Assets:				
Goodwill		4,234,828		4,234,828
Other Intangible Assets, Net		1,229,276		1,183,452
Deposits and Other Non-Current Assets, Net		391,902		399,083
Total Other Assets		5,856,006		5,817,363
Total Assets	$	24,531,937	$	22,498,055
Liabilities and Stockholders' Equity				
Current Liabilities:				
Accounts Payable	$	7,650,268	$	6,985,373
Accrued Expenses and Other Current Liabilities		2,258,954		1,758,660
Total Current Liabilities		9,909,222		8,744,033
Other Liabilities:				
Non-Current Portion of Revolver Loan		5,956,508		5,435,005
Non-Current Portion of Note Payable – New Enhanced Note		7,409,802		7,157,852
Non-Current Portion of Note Payable – Related Party		500,000		250,000
Accrued Interest – Note Payable – Related Party		22,027		3,173
Deferred Tax Liability		182,300		—
Total Other Liabilities		14,070,637		12,846,030
Total Liabilities		23,979,859		21,590,063
Stockholders' Equity:				
Common Stock, $.01 Par Value; 140,000,000 Shares Authorized; 121,438,771 and 119,839,566 Issued and Outstanding for June 30, 2015 and December 31, 2014, respectively.		1,214,388		1,198,396
Additional Paid-In Capital		91,165,705		89,989,110
Accumulated Deficit		(91,705,104)		(90,156,603)
Accumulated Other Comprehensive Loss		(122,911)		(122,911)
Total Stockholders' Equity		552,078		907,992
Total Liabilities and Stockholders' Equity	$	24,531,937	$	22,498,055

The Accompanying Notes are an Integral Part of the Condensed Financial Statements

LAPOLLA INDUSTRIES, INC.
CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2015	**2014**	**2015**	**2014**
Sales	$ 19,542,592	$ 18,684,868	$ 37,036,818	$ 34,787,068
Cost of Sales	15,104,059	14,815,786	29,011,449	27,848,659
Gross Profit	4,438,533	3,869,082	8,025,369	6,938,409
Operating Expenses:				
Selling, General and Administrative	3,411,974	3,129,688	7,080,651	6,433,195
Professional Fees	219,369	335,997	606,696	355,948
Depreciation	34,914	40,950	72,826	84,779
Amortization of Other Intangible Assets	65,606	65,345	131,496	133,775
Consulting Fees	197,110	97,830	359,423	234,763
Total Operating Expenses	3,928,973	3,669,810	8,251,092	7,242,460
Operating Income (Loss)	509,560	199,272	(225,723)	(304,051)
Other (Income) Expense:				
Interest Expense	334,162	291,836	660,263	572,547
Interest Expense – Related Party	196,537	201,430	383,263	400,421
Interest Expense – Amortization of Discount	45,245	45,397	90,092	90,505
Other, Net	(8,230)	(71,999)	6,860	(53,618)
Total Other (Income) Expense	567,714	466,664	1,140,478	1,009,855
Loss Before Income Taxes	(58,154)	(267,392)	(1,366,201)	(1,313,906)
Income Tax Expense	91,150	—	182,300	—
Net (Loss)	$ (149,304)	$ (267,392)	$ (1,548,501)	$ (1,313,906)
Net (Loss) Per Share – Basic and Diluted	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.01)
Weighted Average Shares Outstanding	121,226,821	114,853,922	120,830,957	113,563,428

The Accompanying Notes are an Integral Part of the Condensed Financial Statements

LAPOLLA INDUSTRIES, INC.
CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)

| | Six Months Ended June 30, | | | |
	2015		2014	
Cash Flows From Operating Activities				
Net Loss	$	(1,548,501)	$	(1,313,906)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:				
Depreciation		179,562		203,924
Amortization of Other Intangible Assets		131,496		133,775
Provision for Losses on Accounts Receivable		144,651		268,524
Share Based Compensation Expense		828,179		381,781
Interest Expense – Related Party		383,263		400,421
Interest Expense – Enhanced Notes PIK		161,858		137,119
Interest Expense – Amortization of Discount		90,092		90,505
Loss on Foreign Currency Exchange		27,582		18,453
Gain on Disposal of Assets		—		(4,052)
Deferred Income Tax Provision		182,300		—
Changes in Assets and Liabilities:				
Trade Receivables		(1,506,975)		(1,737,596)
Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts		(25,452)		(261,011)
Inventories		(1,317,200)		162,778
Prepaid Expenses and Other Current Assets		521,230		349,656
Other Intangible Assets		(177,320)		(173,196)
Deposits and Other Non-Current Assets		7,181		87,112
Accounts Payable		667,889		140,889
Accrued Expenses and Other Current Liabilities		500,294		(159,219)
Net Cash Used in Operating Activities		(749,871)		(1,274,043)
Cash Flows From Investing Activities				
Additions to Property, Plant and Equipment		(21,632)		(206,428)
Proceeds from Disposal of Property, Plant and Equipment		—		53,000
Net Cash Used in Investing Activities	$	(21,632)	$	(153,428)
Cash Flows From Financing Activities				
Proceeds from Revolver Loan		37,423,347		36,419,491
Principal Repayments to Revolver Loan		(36,901,844)		(34,987,421)
Proceeds from Note Payable – Related Party		250,000		—
Principal Repayments on Long-Term Debt		—		(4,599)
Net Cash Provided by Financing Activities		771,503		1,427,471
Net Effect of Exchange Rate Changes on Cash		—		—
Net Change In Cash		—		—
Cash at Beginning of Period		—		—
Cash at End of Period	$	—	$	—
Supplemental Disclosure of Cash Flow Information:				
Cash Payments for Income Taxes	$	—	$	—
Cash Payments for Interest		423,176		513,684
Supplemental Schedule of Non Cash Investing and Financing Activities:				
Issuances of Common Stock for Guarantee by Related Party	$	364,409	$	364,409

classified as Interest Expense

The Accompanying Notes are an Integral Part of the Condensed Financial Statements

LAPOLLA INDUSTRIES, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(UNAUDITED)

Note 1. Basis of Presentation, Critical Accounting Policies, Estimates, and Assumptions.

The condensed financial statements included herein are unaudited. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles ("GAAP") in the United States have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). In the opinion of management, the accompanying statements reflect adjustments necessary to present fairly the financial position, results of operations and cash flows for those periods indicated, and contain adequate disclosure to make the information presented not misleading. Adjustments included herein are of a normal, recurring nature unless otherwise disclosed in the Notes to the condensed financial statements.

These unaudited condensed financial statements should be read in conjunction with the risk factors and the audited financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 31, 2015, in order to fully understand the basis of presentation. Results of operations for interim periods are not necessarily indicative of the results of operations for a full year. The Company's critical accounting policies were described in Note 1 to the audited financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2014. There have been no significant changes in the Company's accounting policies during the six months ended June 30, 2015. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of revenue and expenses. Actual results could differ from these estimates.

Income Taxes

The Company's provision for income taxes is determined using the U.S. federal statutory rate. The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities along with net operating loss and tax credit carryovers. The Company's deferred tax asset was approximately $25.2 million and $23.5 million at June 30, 2015 and December 31, 2014, respectively. The Company recorded a valuation allowance against the deferred tax asset of $24.8 million and $23.5 million at June 30, 2015 and December 31, 2014, respectively, reducing its net carrying value to approximately $337,000. The Company had no increase or decrease in unrecognized income tax benefits or any accrued interest or penalties relating to tax uncertainties at June 30, 2015 and December 31, 2014. Unrecognized tax benefits are not expected to increase or decrease within the next twelve months.

Note 2. Recent Accounting Pronouncements.

Recently Adopted Accounting Standards

In April 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-08, "*Presentation of Financial Statements and Property, Plant, and Equipment - Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity,*" which amends the definition of a discontinued operation by raising the threshold for a disposal to qualify as discontinued operations. The ASU will also require entities to provide additional disclosures about discontinued operations as well as disposal transactions that do not meet the discontinued operations criteria. This guidance will be effective for fiscal years beginning after December 15, 2014, which will be the Company's fiscal year 2015, with early adoption permitted. The Company adopted the provisions of the guidance in the first quarter of 2015. The adoption did not have a material impact on the Company's financial statements.

In June 2014, the FASB issued ASU No. 2014-12, "*Compensation — Stock Compensation: Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period.*" The standard requires that a performance target that affects vesting of share-based payments and that could be achieved after the requisite service period be treated as a performance condition that affects vesting and as such, should not be reflected in estimating the grant-date fair value of the award. The standard is effective for annual and interim periods beginning after December 15, 2015. The Company adopted the provisions of the guidance in the first quarter of 2015. The adoption did not have a material impact on the Company's financial statements.

New Accounting Standards Not Yet Adopted

In May 2014, the FASB issued ASU No. 2014-09, "*Revenue from Contracts with Customers.*" The ASU will supersede most of the existing revenue recognition requirements in U.S. GAAP and will require entities to recognize revenue at an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring goods or services to a customer. The new standard also requires significantly expanded disclosures regarding the qualitative and quantitative information of an entity's nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The pronouncement is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period and is to be applied retrospectively, with early application not permitted. The Company is currently evaluating the impact the pronouncement will have on the Company's financial statements and related disclosures.

5

Note 2. Recent Accounting Pronouncements - continued.

New Accounting Standards Not Yet Adopted - continued

In August 2014, the FASB issued ASU No. 2014-15, *"Presentation of Financial Statements—Going Concern: Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern."* The amendments in this ASU are intended to define management's responsibility to evaluate whether there is substantial doubt about an organization's ability to continue as a going concern and to provide related footnote disclosures. This ASU provides guidance that is intended to reduce diversity in the timing and content of disclosures that are commonly provided by organizations in the financial statement footnotes. The pronouncement is effective for annual reporting periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early adoption is permitted for annual or interim reporting periods for which the financial statements have not previously been issued. The Company is currently evaluating the impact the pronouncement will have on the Company's financial statements and related disclosures.

In January 2015, the FASB issued ASU No. 2015-01, *"Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items."* This ASU eliminates from GAAP the concept of extraordinary items and the need for an entity to separately classify, present, and disclose extraordinary events and transactions, while retaining certain presentation and disclosure guidance for items that are unusual in nature or occur infrequently. The pronouncement is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period and may be applied retrospectively, with early application permitted. The Company is currently evaluating the impact the pronouncement will have on the Company's financial statements and related disclosures.

In April 2015, the FASB issued ASU No. 2015-03, *"Simplifying the Presentation of Debt Issuance Costs."* The accounting guidance requires that debt issuance costs related to a recognized debt liability be reported on the Statements of Financial Condition as a direct deduction from the carrying amount of that debt liability. The pronouncement is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period, with early application permitted for financial statements that have not been previously issued. The Company is currently evaluating the impact the pronouncement will have on the Company's financial statements and related disclosures.

In July 2015, the FASB issued ASU 2015-11, "Inventory (Topic 330): Simplifying the Measurement of Inventory," which applies to inventory that is measured using first-in, first-out ("FIFO") or average cost. Under the updated guidance, an entity should measure inventory that is within scope at the lower of cost and net realizable value, which is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Subsequent measurement is unchanged for inventory that is measured using last-in, last-out ("LIFO"). This ASU is effective for annual and interim periods beginning after December 15, 2016, and should be applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. The Company is currently evaluating the impact the pronouncement will have on the Company's financial statements and related disclosures.

Note 3. Liquidity.

The Company had an accumulated deficit of $91,705,104 on June 30, 2015, had a net loss of $1,548,501 during the six months ended June 30, 2015, and used $749,871 of cash in operating activities during the six months ended June 30, 2015. As a result, there are concerns about the liquidity of the Company at June 30, 2015. The Company has a working capital surplus of $7,560,026. Management believes any cash generated from operations and the cash available under the Revolver Loan (defined in Note 12(a)), subject to borrowing base limitations, based on budgeted sales and expenses as supported by credit, margin and expense controls, are sufficient to fund the Company's operations, including capital expenditures, for the next 12 months.

Note 4. Dependence on Few Suppliers.

The Company is dependent on a few suppliers for certain raw materials and finished goods. For the three and six month period ended June 30, 2015 and 2014, raw materials and finished goods purchased from the three largest suppliers accounted for approximately 41% and 44%, and 41% and 45%, of purchases, respectively.

Note 5. Trade Receivables.

Trade receivables are comprised of the following at:

	June 30, 2015		December 31, 2014	
Trade Receivables	$	10,677,039	$	9,497,247
Less: Allowance for Doubtful Accounts		(464,928)		(616,883)
Trade Receivables, Net	$	10,212,111	$	8,880,364

Note 6. Costs and Estimated Earnings on Uncompleted Contracts.

The following is a summary of contracts in progress at:

		June 30, 2015		December 31, 2014
Costs Incurred on Uncompleted Contracts	$	404,472	$	964,121
Estimated Earnings on Uncompleted Contracts		93,386		246,471
		497,858		1,210,592
Billings to Date		(453,995)		(1,192,181)
	$	43,863	$	18,411

This amount is included in the accompanying condensed balance sheet under the following captions at:

		June 30, 2015		December 31, 2014
Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts	$	43,863	$	18,411
Billing in Excess of Costs and Estimated Earnings on Uncompleted Contracts		—		—
	$	43,863	$	18,411

Note 7. Inventories.

The following is a summary of inventories at:

		June 30, 2015		December 31, 2014
Raw Materials	$	1,464,660	$	1,461,040
Finished Goods		5,120,565		3,806,985
Total Inventories	$	6,585,225	$	5,268,025

Note 8. Prepaid Expenses and Other Current Assets.

The following is a summary of prepaid expenses and other current assets at:

		June 30, 2015		December 31, 2014
Prepaid Insurances	$	358,933	$	568,088
Prepaid Marketing		38,138		172,919
Prepaid Consulting		24,404		60,266
Prepaid Other		206,574		348,006
Total Prepaid Expenses and Other Current Assets	$	628,049	$	1,149,279

Note 9. Property, Plant and Equipment.

The following is a summary of property, plant and equipment at:

		June 30, 2015		December 31, 2014
Vehicles	$	475,357	$	475,357
Leasehold Improvements		288,777		288,777
Office Furniture and Equipment		303,259		297,737
Computers and Software		911,629		897,102
Machinery and Equipment		2,504,645		2,503,062
Total Property, Plant and Equipment	$	4,483,667	$	4,462,035

Less: Accumulated Depreciation		(3,276,984)	(3,097,422)
Total Property, Plant and Equipment, Net	$	1,206,683	$ 1,364,613

Note 10. Goodwill and Other Intangible Assets.

Goodwill

The following is a summary of Goodwill at:

	June 30, 2015	December 31, 2014
Foam	$ 2,932,208	$ 2,932,208
Coatings	1,302,620	1,302,620
Total Goodwill	$ 4,234,828	$ 4,234,828

Other Intangible Assets

	June 30, 2015			December 31, 2014		
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Product Formulation	$ 138,471	$ (95,391)	$ 43,080	$ 138,471	$ (90,775)	$ 47,696
Trade Names	750,186	(344,231)	405,955	750,186	(319,224)	430,962
Approvals and Certifications	2,012,334	(1,232,093)	780,241	1,835,013	(1,130,219)	704,794
	$2,900,991	$ 1,671,715	$1,229,276	$2,723,670	$ (1,540,218)	$1,183,452

Note 11. Deposits and Other Non-Current Assets.

The following is a summary of deposits and other non-current assets at:

	June 30, 2015	December 31, 2014
Deferred Financing Fees	$ 176,342	$ 195,201
Prepaid Expenses	8,670	7,104
Other Receivables	53,305	43,193
Deposits	153,585	153,585
Total Deposits and Other Non-Current Assets	$ 391,902	$ 399,083

Note 12. Accrued Expenses and Other Current Liabilities.

The following is a summary of accrued expenses and other current liabilities at:

	June 30, 2015	December 31, 2014
Accrued Payroll	$ 136,216	$ 206,364
Accrued Commissions	130,000	113,193
Accrued Inventory Purchases	457,397	108,016
Accrued Taxes and Other	1,275,775	818,544
Accrued Insurance	237,684	482,007
Deferred Finance Charge Income	21,882	30,536
Total Accrued Expenses and Other Current Liabilities	$ 2,258,954	$ 1,758,660

Note 13. Financing Instruments.

(a)   **Loan and Security Agreement**. The Company entered into a Loan and Security Agreement with Bank of America, N.A., effective September 1, 2010 ("Loan Agreement"), as amended from time to time, under which Bank of America agreed to a $13,000,000 revolver loan ("Revolver Loan"), which matures in accordance with the following events: the earliest to occur of (a) March 31, 2019, (b) 90 days prior to the maturity date of the New Subordinated Term Debt, and (c) 90 days prior to the maturity date of the indebtedness evidenced and governed by any 'Junior Note,' as such term is defined in that certain Subordination Agreement, dated as of April 16, 2012, by and among Borrower, Richard J. Kurtz, and Lender, Bank of America, N.A. The Company granted Bank of America a continuing security interest in and lien upon all Company assets. The Base Rate is equal to the greater of (a) the Prime Rate; (b) the Federal Funds Rate, plus 0.50%; or (c) LIBOR for a 30 day interest period, plus 1.50%. The Company has four material debt covenants to comply with relating to its Loan Agreement: (i) capital expenditures are limited to $625,000 on an annual basis, (ii) the amount outstanding under the revolver Loan may not exceed the Borrowing Base (calculation defined as an amount determined by a detailed calculation and includes an amount equal to 85% of eligible accounts receivable, plus 55% of eligible inventory); (iii) maintain a fixed charge coverage ratio, tested monthly as of the last day of each calendar month for the twelve month period then ended, of at least 1.0 to 1.0, and (iv) maintain minimum liquidity of $500,000. The Company is required to submit its Borrowing Base calculation to Bank of America daily. If, at any time, the Company's Borrowing Base calculation is less than the amount outstanding under the Revolver Loan, and that amount remains unpaid or future Borrowing Base calculations do not increase to an amount equal to the balance outstanding under the Revolver Loan, Bank of America, in its sole discretion, may accelerate any and all amounts outstanding under the Revolver Loan. At June 30, 2015 and December 31, 2014, the balance outstanding on the Revolver Loan was $5,956,508 and $5,435,005, and the weighted-average interest rate was 5.2% and 4.4%, respectively. Cash available under our Revolver Loan based on the borrowing base calculation at June 30, 2015 and 2014 was $2,349,619 and $1,544,941, respectively. At June 30, 2015, the Company was in compliance with all of its Loan Agreement debt covenants.

(b) **Note Purchase Agreement**.

(i)   **New Enhanced Note**. The Company entered into a Note Purchase Agreement with Enhanced Jobs for Texas Fund, LLC ("Enhanced Jobs") and Enhanced Credit Supported Loan Fund, LP ("Enhanced Credit"), on December 10, 2013, authorizing the issuance of an aggregate of $7.2 million in subordinated secured promissory notes maturing December 10, 2016 ("New Enhanced Note"), of which $5.7 million was to Enhanced Credit and $1.5 million was to Enhanced Jobs. Repayment of the $7.2 million is required on the maturity date of December 10, 2016. Interest is payable monthly and broken down into current pay interest at the rate of 7.25% per annum, and PIK interest at the rate of 4.25% (which is added to the principal balance of the outstanding notes) to create the aggregate interest rate of 15%. The Company has the right to prepay the New Enhanced Note, subject to a prepayment premium equal to 3% for the first year or 2% for the second year. The Company also entered into a security agreement with the New Enhanced Note providing for a second lien on all assets of the Company after Bank of America, which has a first lien on all assets of the Company. The Company has four material debt covenants to comply with relating to its New Enhanced Note: (i) capital expenditures are limited to $625,000 on an annual basis, (ii) a minimum [Adjusted] EBITDA, which cannot for the three (3) months ending on the last day of each month set forth in a schedule, be less than the corresponding amount set forth in the schedule for such period, (iii) maintain a fixed charge coverage ratio, tested monthly as of the last day of each calendar month, in each case for the most recently completed twelve calendar months, equal to a minimum ratio set forth in the schedule for such month, and (iv) maintain minimum liquidity of $500,000. A purchase discount of $542,886 is being amortized to interest expense using the effective interest method over the three year term of the New Enhanced Note (*See also* (ii) below). At June 30, 2015 and December 31, 2014, the balance outstanding on the New Enhanced Note was $7,409,802 and $7,157,852 and the effective interest rate was 23.6% and 23.6%, respectively. At June 30, 2015, the Company was in compliance with all of its New Enhanced Note debt covenants.

(ii)   New Guaranty Agreement. In connection with the New Enhanced Note described in (i) above, the Chairman and majority stockholder of the Company (the "Guarantor"), entered into a Guaranty Agreement with Enhanced Credit, as agent for the New Enhanced Note, to secure the Company's performance under the New Enhanced Note. The Company, in exchange for Guarantor's personal guarantee of the obligations under the New Enhanced Note, granted Guarantor 3,681,000 shares of common stock, par value $.01 per share, which shares vest monthly on a pro rata basis over the three year term of the New Enhanced Note ("New Guaranty Shares"). The New Guaranty Shares were valued at $0.60 per share, the closing price of the Company's common stock as quoted on OTC Markets on the day preceding the closing date of December 10, 2013, for an aggregate amount of $2,208,600. The New Guaranty Shares are being recorded as interest expense – related party, thereby increasing the effective interest rate of the New Enhanced Note. At June 30, 2015 and December 31, 2014, there were 1,905,933 and 1,298,584 New Guaranty Shares vested, valued and recorded at $1,143,560 and $779,151, respectively.

Note 13. Financing Instruments – continued

(c) Notes Payable – Related Party.

(i) November 14, 2014 Promissory Note. The Company entered into a $250,000 promissory note with the Chairman of the Board, bearing interest at 8% per annum, and maturing June 10, 2017, which is subordinated to the Loan Agreement and the New Enhanced Note described in (a) and (b)(i) above. At June 30, 2015 and December 31, 2014, there was $11,609 and $4,773 outstanding in accrued and unpaid interest, respectively.

(ii) January 21, 2015 Promissory Note. The Company entered into a $250,000 promissory note with the Chairman of the Board, bearing interest at 8% per annum, and maturing June 10, 2017, which is subordinated to the Loan Agreement and the New Enhanced Note described in (a) and (b)(i) above. At June 30, 2015, there was $9,077 outstanding in accrued and unpaid interest. ***Refer to*** Note 13 – Related Party Transactions, Item (e), for more information.

(d) Future Minimum Principal Payments on Long-Term Debt

At June 30, 2015, future minimum principal payments of long-term debt are as follows:

	Payments Due By Period				
	Less Than 1 Year	**1 to 3 Years**	**4 to 5 Years**	**More Than 5 Years**	**Total**
Revolver Loan	$ —	$ 5,956,508	$ —	$ —	$ 5,956,508
New Enhanced Note	—	7,409,802	—	—	7,409,802
Notes Payable – Related Party	—	500,000	—	—	500,000
Total	$ —	$ 13,866,310	$ —	$ —	$ 13,866,310

Note 14. Related Party Transactions.

(a) On January 1, 2015, Jomarc C. Marukot and the Company entered into an Executive Employment Agreement, dated as of January 1, 2015 (the "Marukot Agreement"), pursuant to which Mr. Marukot shall serve as the Company's CFO and Corporate Treasurer for a term commencing on January 1, 2015 and ending December 31, 2016 (the "Employment Term"). Pursuant to the Marukot Agreement, Mr. Marukot is entitled to: (i) an annual base salary of $190,000; (ii) annual bonus equal to 25% of his annual base salary if the Company achieves its budgeted earnings before interest, taxes, depreciation, amortization, and share based compensation ("Adjusted EBITDA") per calendar year, which annual bonus may be increased to 30%, 35%, or more than 35% in the CEO's discretion, of his annual base salary if the Company achieves 110%, 120%, or more than 120%, respectively, of its budgeted Adjusted EBITDA; (iii) change in control bonus of 25% of his annual base salary upon consummation of a change in control if he is still employed at the time; (iv) medical, dental, life insurance, and disability benefits; (v) four months' portion of his annual base salary for termination due to death or disability; (vi) four months' portion of his annual base salary, awards and benefit plans and, if he would have received it had he remained employed for four months after his actual termination date, the change in control bonus in the event of termination without cause by the Company; and (vii) twelve months annual base salary if terminated within the first twelve months of the Employment Term or the remaining annual base salary if terminated after twelve months of his employment due to a change in control. Mr. Marukot is also entitled to earn awards under equity or other plans or programs that the Company, in its discretion, determines to put into effect and to participate in compensation and benefit programs offered by the Company to its executive officers. The Marukot Agreement also provides for a non-competition provision for the Employment Term and for a period of twelve months after the termination of Mr. Marukot's employment.

(b) On January 16, 2015, the Company granted Douglas J. Kramer, CEO and President, the right to acquire 850,000 shares of the Company's common stock, $0.01 par value per share, at an exercise price per share equal to the fair market value of a share of the Company's common stock on the date of grant, determined based on the per share closing price on such date, or $0.325 per share, which options were immediately vested and exercisable at the time of grant ("Kramer Option"). The Kramer Option was granted as final replacement for 2,000,000 stock options granted on July 12, 2005 which expired July 12, 2013 (the "Prior Expired Options"). The Prior Expired Options were inadvertently extended to December 31, 2015, however, due to an eight year life limitation under the Company's Equity Incentive Plan, as amended (the "Equity Plan"), they were deemed canceled at the end of eight years. Moreover, the Equity Plan only permits the grant of a total of 2,000,000 stock options during any calendar year. Mr. Kramer had exceeded this limit during the 2014 year and as a result, the Company was only able to grant Mr. Kramer 1,150,000 stock options during the 2014 year as partial replacement for the 2,000,000 Prior Expired Options. The transaction was valued at $86,147, which was estimated using the Black-Scholes option pricing model and expensed on the date of grant.

10

Note 14. Related Party Transactions - continued.

(c) On January 16, 2015, the Company granted an eight-year stock option to Michael T. Adams, CGO, EVP, and Corporate Secretary, for 300,000 shares of the Company's common stock, $0.01 par value per share, at an exercise price per share equal to the fair market value of a share of the Company's common stock on the date of grant, determined based on the closing price on such date, or $0.325 per share ("Adams Option"). The Adams Option vests in three equal end of calendar year increments, subject to Mr. Adams meeting certain performance criteria, commencing on December 31, 2015 and ending December 31, 2017, or upon consummation of a change in control. Once vested, the stock options are immediately exercisable. The transaction was valued at $93,536, which was estimated using the Black-Scholes option pricing model and will be expensed over the requisite vesting period.

(d) On January 23, 2015, the Company and Bank of America, N.A. entered into a Twelfth Amendment (the "Twelfth Amendment") to the Loan Agreement. Pursuant to the Twelfth Amendment, certain definitions were changed and a new definition was added in the Loan Agreement as follows: (1) Fixed Charge Coverage Ratio was changed to the ratio, determined for any period on a consolidated basis for the Company, of (a) the sum of (i) EBITDA, (ii) Subordinated Debt incurred during such period on or after August 31, 2014 (other than the Twelfth Amendment Subordinated Debt), and (iii) up to $267,000 in Accounts charged off by the Company in August, 2014, to (b) the sum of Capital Expenditures (except those financed with Borrowed Money other than Revolver Loans), cash taxes paid, interest expense (other than payment-in-kind), principal payments made on Borrowed Money other than Revolver Loans, excluding (solely) principal payments made on the Subordinated Term Debt due December 10, 2013, in an amount not exceeding $150,000, and Distributions made, in each case determined for such period; (2) Revolver Termination Date was changed (extended) to March 31, 2016; and (3) Subordinated Debt was added defining Subordinated Debt loaned to the Company by Richard Kurtz in an amount at least equal to $250,000, required as a condition to the effectiveness of the Twelfth Amendment. *Refer to* Item (e) below for more information on the Subordinated Debt.

(e) On January 21, 2015, the Company borrowed $250,000 from the Chairman of the Board and majority stockholder as a condition precedent to entering into the Twelfth Amendment and entered into a promissory note (the "1/21/15 Kurtz Note"). Pursuant the 1/21/15 Kurtz Note, the Company agreed to pay 8% per annum on the principal balance of $250,000 and repay the principle balance on June 10, 2017. The 1/21/15 Kurtz Note is subordinated to the Loan Agreement and New Enhanced Note. *See also* Item (d) above.

(f) On March 23, 2015, the Company granted an eight-year stock option to Harvey L. Schnitzer, COO, for 300,000 shares of the Company's common stock, $0.01 par value per share, at an exercise price per share equal to the fair market value of a share of the Company's common stock on the date of grant, determined based on the closing price on such date, or $0.41 per share ("Schnitzer Option"). The Schnitzer Option vests in three equal end of calendar year increments, subject to Mr. Schnitzer meeting certain performance criteria, commencing on December 31, 2015 and ending December 31, 2017, or upon consummation of a change in control. Once vested, the stock options are immediately exercisable. The transaction was valued at $118,122, which was estimated using the Black-Scholes option pricing model and will be expensed over the requisite vesting period.

(g) During the three and six months ended June 30, 2015, the Company issued an aggregate of 22,662 and 991,857 shares of restricted common stock pursuant to the anti-dilution provisions in an agreement with the Vice Chairman, Jay C. Nadel, for advisory and consulting services, which transactions were valued and recorded in the aggregate at $8,995 and $406,427, respectively.

(h) During the three and six months ended June 30, 2015, the Company vested an aggregate of 301,996 and 607,347 shares of restricted common stock as New Guaranty Shares, issued to the Chairman of the Board and majority stockholder in connection with his personal guarantees relating to the New Enhanced Note, which transactions were valued and recorded in the aggregate at $181,198 and $364,409, respectively, and classified as interest expense – related party.

Note 15. Net Income (Loss) Per Common Share – Basic and Diluted.

Basic income (loss) per share is based upon the net income (loss) applicable to common shares and upon the weighted average number of common shares outstanding during the period. Diluted income (loss) per share reflects the effect of the assumed exercise of stock options and warrants only in periods in which such effect would have been dilutive. The computation of the Company's basic and diluted earnings per share at:

	June 30, 2015	June 30, 2014
Net loss available to common shareholders (A)	$ (1,366,201)	$ (1,313,906)
Weighted average common shares outstanding (B)	120,830,957	113,563,428
Dilutive effect of equity incentive plans	—	350,000
Weighted average common shares outstanding, assuming dilution (C)	120,830,957	113,913,428
Basic earnings per common share (A)/(B)	$ (0.01)	$ (0.01)
Diluted earnings per common share (A)/(C)	$ (0.01)	$ (0.01)

For June 30, 2015, a total of 4,155,000 shares of common stock underlying vested and exercisable stock options were excluded from the calculation of diluted earnings per common share as the exercise prices of the stock options were greater than the market value of the common shares (out-of-the-money).

For June 30, 2014, a total of 4,190,000 shares of common stock underlying vested and exercisable stock options were excluded from the calculation of diluted earnings per common share as the exercise prices of the stock options were out-of-the-money. Out-of-the money options could be included in the calculation in the future if the market value of the Company's common shares increases and is greater than their exercise price.

Note 16. Securities Transactions.

(a) During the three and six months ended June 30, 2015, the Company issued an aggregate of 22,662 and 991,857 shares of common stock pursuant to the anti-dilution provisions in an advisory and consulting agreement, valued and recorded in the aggregate at $8,995 and $406,427, respectively.

(b) During the three and six months ended June 30, 2015, the Company vested an aggregate of 301,996 and 607,347 shares of common stock issued for a personal guarantee relating to a financing, valued and recorded in the aggregate at $181,198 and $364,409, respectively, and classified as interest expense.

Note 17. Business Segment and Geographic Area Information.

Business Segments

The Company is a leading national manufacturer and supplier operating two segments, Foam and Coatings, based on manufacturing competencies. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company allocates resources to segments and evaluates the performance of segments based upon reported segment sales. Administrative expenses are allocated to both segments. Unallocated costs reflect certain corporate expenses, insurance, investor relations, and gains and losses related to the disposal of corporate assets and derivative liabilities and are included in *Unallocated Amounts*. There are no intersegment sales or transfers.

	Three Months Ended June 30,					
	2015			**2014**		
	Foam	**Coatings**	**Totals**	**Foam**	**Coatings**	**Totals**
Sales	$15,755,610	$3,786,982	$19,542,592	$16,153,428	$2,531,440	$18,684,868

Depreciation		25,333	6,089	31,422	31,862	4,993	36,855
Amortization of Other Intangible Assets		47,603	11,442	59,045	50,843	7,968	58,811
Interest Expense		232,169	55,804	287,973	232,843	36,489	269,332
Segment Profit	$	816,195 $	560,923 $	1,377,118 $	819,844 $	354,966 $	1,174,810
Segment Assets [1]		19,225,753	5,088,837	24,314,590	19,084,504	3,771,572	22,856,076
Expenditures for Segment Assets	$	6,884 $	1,655 $	8,539 $	15,363 $	2,407 $	17,770

Note 17. Business Segment and Geographic Area Information - continued.

Business Segments - continued

| | Six Months Ended June 30, | | | | | |
| | 2015 | | | 2014 | | |
	Foam	Coatings	Totals	Foam	Coatings	Totals
Sales	$31,160,041	$5,876,777	$37,036,818	$30,173,766	$4,613,302	$34,787,068
Depreciation	55,143	10,400	65,543	66,182	10,119	76,301
Amortization of Other Intangible Assets	99,568	18,778	118,346	104,431	15,967	120,398
Interest Expense	476,871	89,938	566,809	461,221	70,516	531,737
Segment Profit	$ 1,338,033	$ 738,334	$ 2,076,367	$ 822,335	$ 522,831	$ 1,345,166
Segment Assets [1]	19,885,997	4,428,593	24,314,590	19,133,661	3,722,416	22,856,077
Expenditures for Segment Assets	$ 18,200	$ 3,432	$ 21,632	$ 179,052	$ 27,376	$ 206,428

The following are reconciliations of reportable segment profit or loss, and assets, to the Company's consolidated totals:

| | For The Three Months Ended June 30, | | For The Six Months Ended June 30, | |
Profit or Loss	2015	2014	2015	2014
Total Profit or Loss for Reportable Segments	$ 1,377,082	$ 1,174,810	$ 2,076,367	$ 1,345,166
Unallocated Amounts:				
Corporate Expenses	(1,435,236)	(1,442,202)	(3,442,568)	(2,659,072)
Income (Loss) Before Income Taxes	$ (58,154)	$ (267,392)	$ (1,366,201)	$ (1,313,906)

Assets	At June 30, 2015	At December 31, 2014
Total Assets for Reportable Segments (1)	$ 24,314,590	$ 22,142,505
Other Unallocated Amounts (2)	217,347	355,550
Consolidated Total	$ 24,531,937	$ 22,498,055

[1] Segment assets are the total assets used in the operation of each segment.
[2] Includes corporate assets which are principally cash and cash equivalents and deposits.

Geographic Area Information

The Company does not operate any manufacturing sites nor maintain a permanent establishment in any particular country outside of the United States at this time. The Company's products are sold to independent distributors globally for select target markets. Sales are attributed to geographic areas based on customer location. Long-lived assets are attributable to geographic areas based on asset location.

| | Three Months Ended June 30, | | | | | | | | | |
| | 2015 | | | | | 2014 | | | | |
	United States	Europe	Middle East	Rest of World	Total	United States	Europe	Middle East	Rest of World	Total
Sales	$17,996,301	$545,108	$ —	$1,001,183	$19,542,592	$17,692,887	$585,640	$ —	$406,341	$18,684,868
Long-Lived Assets	24,314,590	—	—	—	24,314,590	22,856,077	—	—	—	22,856,077

| | Six Months Ended June 30, | | | | | | | | | |
| | 2015 | | | | | 2014 | | | | |
	United States	Europe	Middle East	Rest of World	Total	United States	Europe	Middle East	Rest of World	Total
Sales	$34,583,421	$1,079,697	$ —	$1,373,700	$37,036,818	$32,255,464	$995,136	$660,000	$876,468	$34,787,068
Long-Lived Assets	24,314,590	—	—	—	24,314,590	22,856,077	—	—	—	22,856,077

Note 18. Subsequent Events.

The Company has evaluated subsequent events through the date of filing this report.

13

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying condensed interim financial statements and related notes included elsewhere in this Quarterly Report on Form 10-Q and with our Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the Securities and Exchange Commission ("SEC") on March 31, 2015.

Unless the context requires otherwise, references in this Quarterly Report on Form 10-Q to the "Company," "Lapolla," "we," "our" and "us" refer to Lapolla Industries, Inc.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q contains "forward-looking statements," which include information relating to future events, future financial performance, financial projections, strategies, expectations, competitive environment and regulation. Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, identify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information we have when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

General economic conditions and their effect on demand for foams and coatings, particularly in the commercial construction and insulation markets, but also in the energy savings industries.

The effects of fluctuations in sales on our business, revenues, expenses, net income, earnings per share, margins and profitability.

The fact that many of our competitors are better established and have significantly greater resources, and may subsidize their competitive offerings with other products and services, which may make it difficult for us to attract and retain customers.

Our dependence on a few large suppliers for a large portion of our materials required for production and sales of our products, any change in the availability of which could have a significant impact on our results of operations.

The potential loss or departure of key personnel, including Richard J. Kurtz, our chairman of the board and majority stockholder.

Our ability to generate internal growth, maintain market acceptance of our existing products and gain acceptance for our new products.

Unanticipated increases in raw material prices or disruptions in supply, which could increase production costs and adversely affect our profitability.

Restrictive loan covenants and/or our ability to repay or refinance debt under our credit facilities, which could limit our future financing options and liquidity position and may limit our ability to grow our business.

Operating margin risk due to competitive pricing and operating efficiencies, supply chain risk, material, labor or overhead cost increases, interest rate risk and commodity risk.

The impact of geopolitical activity on the economy, changes in government regulations such as income taxes, climate control initiatives, the timing or strength of an economic recovery in our markets and our ability to access capital markets.

 The fact that our chairman controls a majority of our combined voting power, and may have, or may develop in the future, interests that may diverge from those of other stockholders.

 Future sales of large blocks of our common stock, which may adversely impact our stock price.

 The liquidity and trading volume of our common stock.

The foregoing does not represent an exhaustive list of matters that may be covered by the forward-looking statements contained herein or risk factors that we are faced with that may cause our actual results to differ from those anticipated in our forward-looking statements. Moreover, new risks regularly emerge and it is not possible for us to predict or articulate all risks we face, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statements. Except to the extent required by applicable laws or rules, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. You should review carefully the risks and uncertainties described under the heading "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2014 for a discussion of the foregoing and other risks that relate to our business and investing in shares of our common stock.

Overview

Lapolla is a leading United States based manufacturer and global distributor of foam, coatings, and equipment, focused on developing and commercializing foams and coatings targeted at commercial and industrial and residential applications in the insulation and construction industries. We are headquartered in Houston, Texas and operate from one additional location in Englewood Cliffs, New Jersey for sales.

We operate our business on the basis of two reportable segments — Foam and Coatings. The Foam segment involves producing, and in limited instances applying through subcontractors, building envelope insulation foam for interior application, and roofing systems. The Coatings segment involves producing protective elastomeric coatings and primers. Both segments include supplying equipment and related ancillary items used in application of our products.

This financial review presents our operating results for the three and six months ended June 30, 2015 and 2014, and our financial condition at June 30, 2015.

Non-GAAP Financial Measures

To supplement our financial statements presented on a GAAP basis, we disclose non-GAAP measures as EBITDA and Adjusted EBITDA because management uses these supplemental non-GAAP financial measures to evaluate performance period over period, to analyze the underlying trends in its business, and to establish operational goals and forecasts that are used in allocating resources. In addition, we believe many investors use these non-GAAP measures to monitor the Company's performance. Our presentation includes these non-GAAP financial measures, and a reconciliation of EBITDA and Adjusted EBITDA to the GAAP measures most directly comparable thereto. The GAAP measure most directly comparable to EBITDA and Adjusted EBITDA is net income or loss. The non-GAAP financial measures of EBITDA and Adjusted EBITDA should not be considered as an alternative to net income or loss or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA and Adjusted EBITDA are not presentations made in accordance with GAAP and have important limitations as analytical tools. You should not consider EBITDA or Adjusted EBITDA in isolation or as substitutes for analysis of our results as reported under GAAP. Because EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income and is defined differently by different companies, our definitions of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

EBITDA

We define EBITDA as net income or loss before interest, income taxes, depreciation and amortization of other intangible assets.

Adjusted EBITDA

Adjusted EBITDA is defined as EBITDA increased by total share based compensation included in net income or loss.

The Company believes that presenting EBITDA and Adjusted EBITDA, in addition to the corresponding GAAP financial measures, provides investors greater transparency to the information used by management for financial and operational decision-making and allows investors to see the Company's results "through the eyes" of management. We further believe that providing this information assists investors in understanding the Company's operating performance and the methodology used by management to evaluate and measure such performance.

We recognize that the usefulness of EBITDA and Adjusted EBITDA as an evaluative tool may have certain limitations, including:

- EBITDA and Adjusted EBITDA do not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and impacts our ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;
- EBITDA and Adjusted EBITDA do not include depreciation and amortization of other intangible assets expense. Because we use capital assets, depreciation and amortization of other intangible assets expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and amortization of other intangible assets expense may have material limitations;
- EBITDA and Adjusted EBITDA do not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes income tax expense may have material limitations;
- EBITDA and Adjusted EBITDA do not reflect capital expenditures or future requirements for capital expenditures or contractual commitments;
- EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and
- Adjusted EBITDA does not include share-based compensation expense.

Critical Accounting Policies

There have been no material changes to our critical accounting policies as disclosed in our Annual Report on Form 10-K for the year ended December 31, 2014.

Performance for the Three Months Ended June 30, 2015 compared to the Three Months Ended June 30, 2014

Results of Operations

The following table presents selected financial and operating data derived from the unaudited financial statements of the Company as of the dates and for the periods indicated. In addition, the table presents our unaudited non-GAAP financial measures, EBITDA and Adjusted EBITDA, and includes our reconciliation to net income or loss, its most directly comparable financial measure calculated and presented in accordance with GAAP.

| | Three Months Ended June 30, | |
	2015	**2014**
Summary of Overall Results of Operations		
Sales	$ 19,542,592	$ 18,684,868
Operating Income (Loss)	509,560	199,272
Other (Income) Expense	567,714	466,664
Net Loss	(149,304)	(267,392)
EBITDA	$ 723,870	$ 454,586
Adjusted EBITDA	$ 904,615	$ 611,082
Reconciliation of EBITDA and Adjusted EBITDA to Net Loss:		
Net Loss:	$ (149,304)	$ (267,392)
Additions / (Deductions):		
Interest Expense	334,162	291,836
Interest Expense – Related Party	196,537	201,430
Interest Expense – Amortization of Discount	45,245	45,397
Tax Expense (Benefit) [1]	143,627	22,437
Depreciation [2]	87,997	95,533
Amortization of Other Intangible Assets	65,606	65,345
EBITDA	$ 723,870	$ 454,586
Additions / (Deductions):		
Share Based Compensation [3]	180,745	156,496
Adjusted EBITDA	$ 904,615	$ 611,082

[1] Represents amounts included in operating expenses and income tax expense.
[2] Represents amounts included in cost of sales and operating expenses.
[3] Represents non-cash share-based compensation expense for the periods then ended.

Sales

The following is a summary of sales for the three months ended June 30:

	2015	2014	%Change
Foam	$ 15,755,610	$ 16,153,428	(2.5)%
Coatings	3,786,982	2,531,440	49.6%
Total Sales	$ 19,542,592	$ 18,684,868	4.6%

For the three months ended June 30, 2015, our total sales increased by $857,724, or an increase of 4.6% from the same period in 2014. Foam sales decreased $397,818 primarily due to slightly lower market demand. Coatings increased $1,255,542 primarily due to the company focusing on coatings sales and the addition of sales representatives with significant coatings experience.



Gross Profit

The following is a summary of gross profit for the three months ended June 30:

	2015	2014	%Change
Cost of Sales	$ 15,104,059	$ 14,815,786	1.9%
Gross Profit	$ 4,438,533	$ 3,869,082	14.7%
Gross Margin Percentage:			
Foam	20.8%	19.5%	6.7%
Coatings	30.5%	28.4%	7.4%
Total	22.7%	20.7%	9.7%

For the three months ended June 30, 2015, our gross profit increased by $569,451, or an increase of 14.7% from the same period in 2014. The increase in gross profit was mainly due to higher margins in both the foam and coatings segments generated by lower raw material costs, resulting in an increase of $272,112. Additionally, lower freight costs resulted in an increase in gross profit of $118,757, with the remainder of the increase coming from the increase in sales.

Operating Expenses

Selling, general and administrative expenses ("SG&A") increased $282,286 or 9%, to $3,411,974 for the three months ended June 30, 2015, compared to $3,129,688 for the same period in 2014. The increase in SG&A was primarily due to increases of $334,627 in corporate office expenses and $84,543 in sales commissions, offset by decreases of $92,814 in bad debt expense and $42,365 in advertising. The remaining increase was a combination of minimal fluctuations.

Professional fees decreased $116,628 or 35%, to $219,369 for the three months ended June 30, 2015, compared to $335,997 for the same period in 2014. The decrease was primarily due to nonstandard professional fees incurred in 2014 for legal defense related to litigation.

Depreciation expense decreased $6,036 or 15%, to $34,914 for the three months ended June 30, 2015, compared to $40,950 for the same period in 2014, due to reductions in depreciable assets.

Amortization of other intangible assets expense remained relatively flat for the three months ended June 30, 2015, increasing $261 to $65,606, compared to 65,345 for the same period in 2014.

Consulting fees increased $99,280 or 101%, to $197,110 for the three months ended June 30, 2015, compared to $97,830 for the same period in 2014, primarily due to an increase in the need for business consulting services for recruiting employees for our Research and Development department and sales consulting for our rig manufacturing department.

Other (Income) Expense

Interest expense increased $42,326 or 15%, to $334,162 for the three months ended June 30, 2015, compared to $291,836 for the same period in 2014, primarily due to a higher amount outstanding on our Note Purchase Agreement with Enhanced Jobs for Texas Fund, LLC and Enhanced Credit Supported Loan Fund, LP, dated December 10, 2013 ("New Enhanced Note").

Interest expense – related party decreased $4,893 or 2%, to $196,537 for the three months ended June 30, 2015, compared to $201,430 for the same period in 2014, due to a decrease in accrued interest for the promissory notes between the Company and the chairman and principal stockholder.

Interest expense – amortization of discount remained relatively flat for the three months ended June 30, 2015, decreasing $152 to $45,245, compared to $45,397 for the same period in 2014. The amortization relates to the purchase discount associated with the New Enhanced Note.

Other income, net decreased $63,769 or 89%, to $8,230 for the three months ended June 30, 2015, compared to $71,999 for the same period in 2014, due primarily to reimbursements from insurance and certain settlements received during 2014.

Performance for the Six Months Ended June 30, 2015 compared to the Six Months Ended June 30, 2014

Results of Operations

The following table presents selected financial and operating data derived from the unaudited financial statements of the Company as of the dates and for the periods indicated. In addition, the table presents our unaudited non-GAAP financial measures, EBITDA and Adjusted EBITDA, and includes our reconciliation to net income or loss, its most directly comparable financial measure calculated and presented in accordance with GAAP.

	Six Months Ended June 30,	
	2015	**2014**
Summary of Overall Results of Operations		
Sales	$ 37,036,818	$ 34,787,068
Operating Income (Loss)	(225,723)	(304,051)
Other (Income) Expense	1,140,478	1,009,855
Net Loss	(1,548,501)	(1,313,906)
EBITDA	$ 162,909	$ 135,468
Adjusted EBITDA	$ 991,088	$ 517,249
Reconciliation of EBITDA and Adjusted EBITDA to Net Loss:		
Net Loss:	$ (1,548,501)	$ (1,313,906)
Additions / (Deductions):		
Interest Expense	660,263	572,547
Interest Expense – Related Party	383,263	400,421
Interest Expense – Amortization of Discount	90,092	90,505
Tax Expense (Benefit) [(1)]	266,734	48,202
Depreciation [(2)]	179,562	203,924
Amortization of Other Intangible Assets	131,496	133,775
EBITDA	$ 162,909	$ 135,468
Additions / (Deductions):		
Share Based Compensation [(3)]	828,179	381,781
Adjusted EBITDA	$ 991,088	$ 517,249

[(1)] Represents amounts included in operating expenses and income tax expense.
[(2)] Represents amounts included in cost of sales and operating expenses.
[(3)] Represents non-cash share-based compensation expense for the periods then ended.

Sales

The following is a summary of sales for the six months ended June 30:

	2015	**2014**	**%Change**
Foam	$ 31,160,041	$ 30,173,766	3.3%
Coatings	5,876,777	4,613,302	27.4%
Total Sales	$ 37,036,818	$ 34,787,068	6.5%

For the six months ended June 30, 2015, our total sales increased by $2,249,750, or an increase of 6.5% from the same period in 2014. Foam sales increased $986,275 primarily due to higher demand for our foams, which we believe is attributable to cost conscious residential and commercial building owners transitioning from traditional fiberglass insulation to energy efficient spray polyurethane foam. Coatings sales increased $1,263,472, or an increase of 27.4%, primarily due to the company focusing on coatings sales and the addition of sales representatives with significant coatings experience.

19

Gross Profit

The following is a summary of gross profit for the six months ended June 30:

		2015		2014	% Change
Cost of Sales	$	29,011,449	$	27,848,659	4.2%
Gross Profit	$	8,025,369	$	6,938,409	15.7%
Gross Margin Percentage:					
Foam		20.4%		18.8%	8.5%
Coatings		28.6%		27.4%	4.4%
Total		21.7%		19.9%	9.0%

For the six months June 30, 2015, our gross profit increased by $1,086,960, or an increase of 15.7% from the same period in 2014. The increase in gross profit was mainly due to higher margin in foam from lower raw material costs resulting in an increase of $604,002. Higher sales contributed $448,721 in additional gross profit, while lower freight costs accounted for the remainder of the increase.

Operating Expenses

Selling, general and administrative expenses ("SG&A") increased $647,456, or 10%, to $7,080,651 for the six months ended June 30, 2015, compared to $6,433,195 for the same period in 2014. The increase in SG&A was primarily due to increases of $430,097 in share-based compensation related to a consultant agreement, and $388,098 in corporate office expenses, and $212,760 in marketing and promotions primarily related to a corporate spokesperson agreement, offset by decreases of $158,514 in payroll and related employee benefits, $129,784 in travel and related services, and $123,873 in bed debt expenses.

Professional fees increased $250,748 or 70.4%, to $606,696 for the six months ended June 30, 2015, compared to $355,948 for the same period in 2014. The increase was primarily due to a one time recovery of legal fees from our insurance companies and various settlements related to litigation during the six months ended June 30, 2014.

Depreciation expense decreased $11,953 or 14.1%, to $72,826 for the six months ended June, 2015, compared to $84,779 for the same period in 2014, due to reductions in depreciable assets.

Amortization of other intangible assets expense decreased $2,279 or 1.7%, to $131,496 for the six months ended June 30, 2015, compared to $133,775 for the same period in 2014, due to a decrease in amortizable assets including customer lists and trade names.

Consulting fees increased $124,660 or 53.1%, to $359,423 for the six months ended June 30, 2015, compared to $234,763 for the same period in 2014, primarily due to an increase in the need for business consulting services for recruiting employees for our Research and Development department and sales consulting for our rig manufacturing department.

Other (Income) Expense

Interest expense increased $87,716 or 15.3%, to $660,263 for the six months ended June 30, 2015, compared to $572,547 for the same period in 2014, primarily due to a higher amount outstanding on our Note Purchase Agreement with Enhanced Jobs for Texas Fund, LLC and Enhanced Credit Supported Loan Fund, LP, dated December 10, 2013 ("New Enhanced Note").

Interest expense – related party decreased $17,158 or 4.3%, to $383,263 for the six months ended June 30,, 2015, compared to $400,421 for the same period in 2014, due to a decrease in accrued interest for the promissory notes between the Company and the chairman and principal stockholder.

Interest expense – amortization of discount decreased $413 or 0.5%, to $90,092 for the six months ended June 30, 2015, compared to $90,505 for the same period in 2014. The amortization relates to the purchase discount associated with the New Enhanced Note.

Other expense, net decreased $60,478 or 113%, to an expense of $6,860 for the three months ended June 30, 2015, compared to other income of $53,618 for the same period in 2014, due primarily to reimbursements from insurance and certain settlements received during 2014.

20

Liquidity and Capital Resources

We do not maintain any cash on hand by design. Instead, we maintain a $13 million asset based revolver loan (the "Revolver Loan") as part of our Loan and Security Agreement with Bank of America, N.A., effective September 1, 2010 (the "Loan Agreement") that includes an automatic cash sweep feature that identifies any cash available in our bank accounts at the end of a banking business day and then applies that cash to reduce our outstanding Revolver Loan balance for that day to fund our continuing operations. The reduction serves to decrease our daily interest expense. Disbursements are paid daily from cash being made available under our Revolver Loan based on a borrowing base calculation prepared daily for funding.

Net cash used in operating activities for the six months ended June 30, 2015 was $749,871, compared to $1,274,043 for the same period in 2014, primarily due to the items discussed below.

During the six months ended June 30, 2015, net non-cash contributions to net income totaled $2,128,983. Contributory non-cash items consisted of $311,058 for depreciation and amortization, $144,651 for provision for losses on accounts receivable, $828,179 for share-based compensation, $635,212 for interest expense, $27,582 for a loss on foreign currency transactions, and $182,300 for deferred income taxes.

During the six months ended June 30, 2014, net non-cash contributions to net income totaled $1,630,450. Contributory non-cash items consisted of $337,699 for depreciation and amortization, $268,524 for provision for losses on accounts receivable, $381,781 for share-based compensation, $628,045 for interest expense, $18,453 for a loss on foreign currency transactions. Non-cash reductions to net income included $4,052 for of net gains on asset disposals.

During the six months ended June 30, 2015, net working capital decreased by $1,330,353 from December 31, 2014. The decrease was caused by an increase in trade receivables of $1,506,975, an increase in cost and estimated earnings in excess of billings on uncompleted projects of $25,452, an increase in inventories of $1,317,200, and an increase in intangible assets of $177,320. The decrease in working capital was partially offset by a decrease in prepaid expenses and other current assets of $521,230, a decrease in deposits and other non-current assets of $7,181, an increase in accounts payable of $667,889, and an increase in accrued expenses and other current assets of $500,294.

During the six months ended June 30, 2014, net working capital decreased by $1,590,587 from December 31, 2013. The decrease was caused by an increase in trade receivables of $1,737,596, an increase in cost and estimated earnings in excess of billings on uncompleted projects of $261,011, an increase in intangible assets of $173,196 and a decrease in accrued expenses and other current liabilities of $159,219. The decrease in working capital was partially offset by a decrease in inventories of $162,778, a decrease in prepaid expenses and other current assets of $349,656, a decrease in deposits and other current assets of $87,112, and an increase in accounts payable of $140,889.

Net cash used in investing activities for the six months ended June 30, 2015 was $21,632, which was fully related to capital expenditures.

Net cash used in investing activities for the six months ended June 30, 2014 was $153,428, comprised of $206,428 of capital expenditures, partially offset by $53,000 of proceeds received from the sale of fixed assets.

Net cash generated by financing activities was $771,503 for the six months ended June 30, 2015, and consisted of proceeds from borrowing, net of repayments, of $521,053 under our Revolver Loan and $250,000 from a note payable to our chairman of the board.

Net cash generated by financing activities was $1,427,471 for the six months ended June 30, 2014, which included proceeds from borrowing, net of repayments, of $1,423,070 under our Revolver Loan and repayments on other long-term debt of $4,599.

Management believes that any cash generated from operations and the Revolver Loan availability, subject to borrowing base limitations which may adversely impact our ability to raise capital, based on budgeted sales and expenses and implemented minimum sales margin and cost controls, are sufficient to fund operations, including capital expenditures, for the next 12 months. Notwithstanding the foregoing, we evaluate capital raising opportunities for private placements of debt or common or preferred stock from accredited sophisticated investors from time to time to not only gage market conditions but also to ensure additional capital is readily available to fund aggressive growth developments. If we raise additional capital from the sale of capital stock (except for permitted issuances) or debt (other than permitted indebtedness), we are required under the New Enhanced Note to prepay, including any prepayment penalty, the amount raised up to the amount outstanding under the New Enhanced Note as of the date of the closing of the transaction out of the net proceeds of the capital raised.

Credit Facilities and Other Debt

Loan Agreement: On September 1, 2010, we entered into our Loan Agreement with Bank of America, which provides for our $13,000,000 Revolver Loan. There are four material debt covenants to comply with in the Loan Agreement: (i) capital expenditures are limited to $625,000 on an annual basis, (ii) the amount outstanding under the Revolver Loan may not exceed the borrowing base (calculation defined as an amount determined by a detailed calculation and includes an amount equal to 85% of eligible accounts receivable, plus 55% of eligible inventory); (iii) maintain a fixed charge coverage ratio, tested monthly as of the last day of each calendar month for the twelve month period then ended, of at least 1.0 to 1.0, and (iv) maintain minimum liquidity of $500,000. The Company granted Bank of America a continuing security interest in and lien upon all Company assets. At June 30, 2015 and December 31, 2014, the balance outstanding on the Revolver Loan was $5,956,508 and $5,435,005, respectively. Cash available under our Revolver Loan based on the borrowing base calculation at June 30, 2015 and 2014 was $2,349,619 and $1,544,941, respectively. At June 30, 2015, we were in compliance with our Loan Agreement and debt covenants.

New Enhanced Note: On December 10, 2013, we entered into our New Enhanced Note, which provided us with $7.2 million in cash to refinance a prior note of $4.4 million and the difference for working capital. Repayment of the New Enhanced Note is required on the maturity date of December 10, 2016. There are four material debt covenants to comply with in the New Enhanced Note: (i) capital expenditures are limited to $625,000 on an annual basis, (ii) a minimum Adjusted EBITDA which cannot, for the three months ending on the last day of each month set forth in a schedule, be less than the corresponding amount set forth in the schedule for such period, (iii) maintain a fixed charge coverage ratio, tested monthly as of the last day of each calendar month, in each case for the most recently completed twelve calendar months, equal to at least 1.0 to 1.0, and (iv) maintain minimum liquidity equal of $500,000. The Company also entered into a security agreement with the New Enhanced Note providing for a second lien on all assets of the Company after Bank of America. At June 30, 2015 and December 31, 2014, the balance outstanding on the New Enhanced Note was $7,409,802 and $7,157,852, respectively. At March 31, 2015, we were in compliance with our New Enhanced Note debt covenants.

November 14, 2014 Promissory Note: We entered into a $250,000 promissory note with our chairman of the board, bearing interest at 8% per annum, and maturing June 10, 2017, which is subordinated to the Loan Agreement and the New Enhanced Note. At June 30, 2015 and December 31, 2014, there was $11,608 and $4,773 outstanding in accrued and unpaid interest, respectively.

January 21, 2015 Promissory Note: We entered into a $250,000 promissory note with our chairman of the board, bearing interest at 8% per annum, and maturing June 10, 2017, which is subordinated to the Loan Agreement and the New Enhanced Note described in (a) and (b)(i) above. At June 30, 2015, there was $9,077 outstanding in accrued and unpaid interest.

Off Balance Sheet Arrangements

As of June 30, 2015, we had no off-balance sheet transactions, arrangements, obligations (including contingent obligations), or other relationships with unconsolidated entities or other persons that have, or may have, a material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LAPOLLA INDUSTRIES, INC.

Date: ~~August 11~~September 18, 2015

By: /s/ Douglas J. Kramer, CEO

Name: Douglas J. Kramer

Title: CEO and President

LAPOLLA INDUSTRIES, INC.

Date: ~~August 11~~September 18, 2015

By: /s/ Jomarc C. Marukot, CFO and PAO

Name: Jomarc C. Marukot

Title: CFO, Treasurer, and Principal Accounting Officer

INDEX OF EXHIBITS

Exhibit Number	Description
3.1	Composite Restated Certificate of Incorporation, as amended, and currently in effect (incorporated by reference to Exhibit 3.2 to Form 10-Q dated June 30, 2011, filed August 19, 2011).
3.2	Bylaws, as amended, and currently in effect, of the Company (incorporated by reference to Exhibit 3.11 to Form 10-KSB dated December 31, 2005, filed March 31, 2006).
10.1	**Thirteenth Amendment dated May 29, 2015 to Loan and Security Agreement dated August 31, 2010, as amended, between Lapolla Industries, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 10.12 to Form 8-K dated May 29, 2015, filed June 10, 2015).**
10.2	Second Amendment dated May 29, 2015 to that certain Subordination Agreement dated April 16, 2012 by and among Lapolla Industries, Inc., Richard J. Kurtz, and Bank of America (incorporated by reference to Exhibit 10.22 to Form 8-K dated May 29, 2015, filed June 10, 2015).
31.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32*	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
101*	The following materials from the Company's Quarterly Report on Form 10-Q for the three and six months ended June 30, 2015, formatted in XBRL (eXtensible Business Reporting Language), (i) Balance Sheets, (ii) Statements of Operations, (iii) Statements of Cash Flows, and (iv) Notes to Financial Statements

* Filed herewith